                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                        Commission File Number: 000-26719

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN

                           MERCANTILE BANK CORPORATION
                            216 NORTH DIVISION AVENUE
                          GRAND RAPIDS, MICHIGAN 49503
                                 (616) 242-9000

                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator of
Mercantile Bank of West Michigan 401(k) Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of West Michigan 401(k) Plan ("the Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



                                               /s/ Crowe, Chizek and Company LLP

Grand Rapids, Michigan
April 11, 2001

                                                                              1.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

                                                                                      2000               1999
                                                                                      ----               ----
ASSETS
     Investments, at fair value
         Common stock                                                           $       658,694    $        457,455
         Mutual funds                                                                 1,064,773             882,616
                                                                                ---------------    ----------------
                                                                                      1,723,467           1,340,071

     Receivables
         Employer contribution                                                            5,315               3,779
         Participant contributions                                                        8,445               7,457
                                                                                ---------------    ----------------
                                                                                         13,760              11,236
                                                                                ---------------    ----------------


NET ASSETS AVAILABLE FOR BENEFITS                                               $     1,737,227    $      1,351,307
                                                                                ===============    ================



                See accompanying notes to financial statements.

                                                                              2.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net depreciation in fair value of investments                                              $       (13,044)
         Dividends - cash                                                                                    19,534
                                                                                                    ---------------
              Total income                                                                                    6,490

     Contributions
         Employer                                                                                           136,734
         Participants                                                                                       216,239
         Rollovers from other plans                                                                          56,672
                                                                                                    ---------------
              Total contributions                                                                           409,645
                                                                                                    ---------------

                  Total additions                                                                           416,135

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                                                           30,215
                                                                                                    ---------------
         Total deductions                                                                                    30,215
                                                                                                    ---------------


NET INCREASE                                                                                                385,920

Net assets available for benefits
     Beginning of year                                                                                    1,351,307
                                                                                                    ---------------

     End of year                                                                                    $     1,737,227
                                                                                                    ===============



                See accompanying notes to financial statements.

                                                                              3.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Mercantile Bank of West Michigan 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Mercantile Bank of West Michigan (the Bank), effective January 1, 1998. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed one hour of service. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 1999, the Bank made matching contributions equal to 100% of the first 4% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement. The Plan was amended in 2000 to allow the Bank to make matching contributions equal to 100% of the first 5% of compensation.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and employer matching contributions.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan. For 1999, each participant had a self-directed account in addition to the investment options offered by the Plan. This gave participants the option to invest their contributions (employer and employee) to purchase common stock of Mercantile Bank Corporation or any other stock. As of December 31, 1999, all Plan participants had opted to invest in Mercantile Bank Corporation common stock within their self-directed accounts. The Plan was amended during 2000 so that participants no longer have the option to invest in common stock other than that of Mercantile Bank Corporation.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.



                                   (Continued)

                                                                              4.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999



NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their elective and employer contributions plus actual earnings thereon.

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump sum. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principles and policies which significantly affect the determination of net assets and results of operations are summarized below.

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares and Mercantile Bank Corporation common stock are traded on national exchanges or quotation exchanges and are valued at the last sales price on the date of valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.



                                   (Continued)

                                                                              5.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999



NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                --------------------December 31,-------------------
                                                                        2 0 0 0                   1 9 9 9
                                                                        -------                   -------
                                                                  Number of       Fair      Number of      Fair
                                                                   Shares         Value      Shares        Value
                                                                   ------         -----      ------        -----
     INVESTMENTS, AS DETERMINED BY QUOTED MARKET PRICE
       Franklin Growth fund                                         4,227    $   148,067      4,310     $   147,421
       Franklin Small Cap Growth Fund                               4,192        164,884      1,687          73,624
       Mutual Beacon fund                                          26,924        359,171     25,241         347,939
       Templeton Growth fund                                        5,588        102,763     12,079         238,085
       Templeton Foreign fund                                      14,195        146,777      1,740          19,540
       Mercantile Bank Corporation common stock                    55,469        658,694     35,543         457,455

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($13,044) as follows:

                  Mutual funds                                                    $        9,906
                  Common stock                                                           (22,950)
                                                                                  --------------

                                                                                  $      (13,044)
                                                                                  ==============


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 55,469 and 35,543 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2000 and 1999 represents approximately 2.14% and 1.44% of the Corporation's outstanding shares as of December 31, 2000 and 1999. No cash dividends were paid to the Plan by Mercantile Bank Corporation during 2000 and 1999.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                                                       2000               1999
                                                                                       ----               ----
     Stifel, Nicolaus Money Market fund                                           $        3,143    $         1,422
     Mercantile Bank Corporation common stock; 55,469
       shares and 35,543 shares in 2000 and 1999, respectively                           658,694            457,455

                                   (Continued)

                                                                              6.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

NOTE 6 - TAX STATUS

The Mercantile Bank of West Michigan 401(k) Plan is a prototype plan, and uses a standardized Plan document developed by Roney & Co. The Internal Revenue Service
(IRS) has determined and informed Roney & Co. by letter dated April 19, 1993, that the prototype plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. Management of the Corporation and its tax counsel believe the Plan is being operated in accordance with the terms of the Plan document. The Plan was amended during 2000, and the Plan has filed an application with the IRS to request a revised determination letter.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $9,481 and $9,846 at December 31, 2000 and 1999, respectively.


NOTE 8 - PLAN AMENDMENT

Effective January 1, 2000, the Plan was amended to allow the Bank to make matching contributions equal to 100% of the first 5% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Effective January 1, 2000, the Plan was amended to no longer allow participants to invest contributions in common stock other than Mercantile Bank Corporation stock within their self-directed accounts. As of December 31, 1999, all Plan participants had opted to invest in Mercantile Bank Corporation common stock within their self-directed accounts.


                                                                              7.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 2000



Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:  Mercantile Bank of West Michigan
Employer identification number:  38-3360868
Three-digit plan number:  001

                            (b)
                    Identity of Issuer,                                                                    (e)
                     Borrower, Lessor,                               (c)                 (d)              Current
(a)                  or Similar Party                           Shares/Units            Cost               Value
---                  ----------------                           ------------            ----               -----
              Franklin Growth                                       4,227 shares                       $    148,067
              Franklin Small Cap                                    4,192                                   164,884
              Mutual Beacon                                        26,924                                   359,171
              Templeton Foreign                                    14,195                                   146,777
              Templeton Growth                                      5,588                                   102,763
              Franklin U.S. Government                              3,542                                    23,943
*             Stifel, Nicolaus Money Market                         3,143                                     3,143
              Franklin Blue Chip                                    4,719                                    74,468
              Franklin Large Cap                                    1,208                                    16,240
              Franklin Balance Sheet                                  710                                    25,317
*             Mercantile Bank Corporation
                common stock                                       55,469                                   658,694





*      Party in interest
(d)    Cost information not required; participant directed.




                                                                              8.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             MERCANTILE BANK OF WEST
                                             MICHIGAN 401(K) PLAN

    Date:  June 27, 2001                     /s/   Gerald R. Johnson, Jr.
                                             ----------------------------------
                                             Gerald R. Johnson, Jr., Trustee

                                INDEX TO EXHIBITS


EXHIBIT NO.                   DESCRIPTION


   23                         Consent of Independent Public Accountants